Pegasus Wireless Corp.



March 5, 2007

Cecilia D. Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

	RE:	Pegasus Wireless Corp.
		Form 10-KSB for the Transition Period
		from July 1, 2005 to December 31, 2005
		Filed March 3, 2006
		File No. 0-32567

Ms. Blye:

We are in receipt of your comment letter dated February 22, 2007. You asked:

The "International Dealers" section of your website states that sales of your products in regions like Africa, the Middle East, and Korea are largely handled by you. Please advise us whether you sell your products into Sudan, Syria. Iran, or North Korea, which are identified as state sponsors of terrorism by the United States and are subject to U.S. economic sanctions and export controls. If so, describe for us your past, current, and anticipated business activities or other contacts with those countries, whether through direct or indirect arrangements. North Korea. Your response should describe any agreements, commercial arrangements or other contacts with the governments of Sudan, Syria, Iran, or North Korea, or entities controlled by those governments.

Our response:

Pegasus Wireless Corp., has not, does not and will not sell any products to any country identified by the United States as a state sponsor of terrorism, including Sudan, Syria, Iran and North Korea. To our knowledge we have had no contacts nor business activities with Sudan, Syria, Iran and North Korea. I can assure you that we will not have, nor even consider to have, contacts nor business activities with Sudan, Syria, Iran and North Korea in the future, unless and until such identification as a state sponsor of terrorism by the United States is removed. There is always the possibility that a party with undisclosed and deeply hidden ties to such may have contacted the Company in the past or in the future. In addition we have brought down our website as we are in the process of revamping it.


Sincerely,

/s/ Stephen Durland
Stephen Durland, CFO